1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

August 24, 2012

VIA SECURE EMAIL PORTAL AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC

Registration Statement on Form N-2

Confidentially Submitted: July 13, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), has today submitted with the Securities and Exchange Commission (the “Commission”) for confidential non-public review Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) in a discussion on July 25, 2012 between Mr. Edward P. Bartz, Staff Attorney, and Abigail Smith, Associate, of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of Amendment No. 2, as submitted and marked with the changes from the original submission of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 2.

As discussed, the changes in Amendment No. 2 reflect the Fund’s continuing efforts to establish appropriate leverage, which include disclosure related to the proposed credit facility and an unsecured note with a third party that is not yet prepared to be identified. In addition, the Fund has made some changes to the composition of the portfolio in order to comply with the diversification requirements applicable to regulated investment companies. The Fund continues to hope to market in mid to late September and we are happy to make ourselves and individuals at the Fund available for discussions on concerns related to these and any other matters.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Edward P. Bartz August 24, 2012 Page 2

PROSPECTUS

Prospectus Summary

Concurrent Private Placement

1.	In the second paragraph of this section, please disclose the length of the lock-up period for the shares being offered in the Concurrent Private Placement, as disclosed elsewhere in the Registration Statement.

Response:

As requested, the Fund has provided under the caption “Concurrent Private Placement” a description of the registration rights discussed on page 80 of the Registration Statement. The Fund anticipates that shares of common stock acquired by investors in the Concurrent Private Placement, if any, will be subject to a 180-day lock-up agreement with the underwriters of the Offering.

JOBS ACT COMMENTS

Risk Factors

Risks Related to our Investments

2.	We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors. Please disclose affirmatively whether the Fund intends to take advantage of the reduced regulatory and reporting requirements available to it as an emerging growth company, including the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Additionally, please include risk factor disclosure to the effect that the Fund’s financial statements may not be comparable to those of entities that are not able to avail themselves of such modified requirements.

Edward P. Bartz August 24, 2012 Page 3

Response:

The Fund has revised the referenced risk factor to affirmatively state that it is electing to take advantage of the extended transition period provided to emerging growth companies in Section 7(a)(2)(B) of the Securities Act, as well as the other reduced regulatory and reporting requirements available to it. Additionally, as requested, the Fund has added additional risk disclosure indicating that the financial statements of the Fund may not be comparable to other entities as a result of such the Fund taking advantage of such reduced requirements.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Richard Siegel, WhiteHorse Finance, LLC

Paul K. Risko and John A. MacKinnon, Sidley Austin LLP

David Harris and Richard Hervey, Dechert LLP

17443787